Ecopetrol S.A. Board of Directors Announcement

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) informs that the board of directors, in its session held on February 18 and 19, 2026, elected Ángela María Robledo Gómez and Hildebrando Vélez Galeano as chairwoman and vice chairman of the board of directors, respectively.

The board of directors also appointed members for its supporting committees as follows:

AUDIT AND RISK COMMITTEE

•	Ricardo Rodríguez Yee (chairperson)
•	Ángela María Robledo Gómez
•	Luis Felipe Henao Cardona
•	Hildebrando Vélez Galeano

BUSINESS COMMITTEE

•	Ricardo Rodríguez Yee (chairperson)
•	Alberto José Merlano Alcocer
•	Luis Felipe Henao Cardona
•	Hildebrando Vélez Galeano
•	Cesar Eduardo Loza Arenas

CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE

•	Luis Felipe Henao Cardona (chairperson)
•	Ángela María Robledo Gómez
•	Alberto José Merlano Alcocer

REMUNERATION, NOMINATION, AND CULTURE COMMITTEE

•	Ángela María Robledo Gómez (chairperson)
•	Cesar Eduardo Loza Arenas
•	Luis Felipe Henao Cardona
•	Carolina Arias Hurtado
•	Juan Gonzalo Castaño Valderrama

TERRITORIAL TRANSFORMATION AND HSE COMMITTEE

•	Ángela María Robledo Gómez (chairperson)
•	Tatiana Roa Avendaño
•	Hildebrando Vélez Galeano
•	Carolina Arias Hurtado
•	Alberto José Merlano Alcocer

TECHNOLOGY AND INNOVATION COMMITTEE

•	Hildebrando Vélez Galeano (chairperson)
•	Ricardo Rodríguez Yee
•	Tatiana Roa Avendaño
•	Juan Gonzalo Castaño Valderrama
•	Carolina Arias Hurtado

On behalf of the Company, we express our most sincere gratitude to Dr. Álvaro Torres Macías, who served as vice chairman of the board of directors and chair of the audit and risk committee, for his outstanding work, dedication, and commitment during his tenure on the board of directors of Ecopetrol S.A. We extend our best wishes for success in his future endeavors.

Additionally, Ecopetrol welcomes the new members of the board of directors, Dr. Carolina Arias Hurtado and Drs. Juan Gonzalo Castaño Valderrama and Cesar Eduardo Loza Arenas. We extend our best wishes for a successful tenure on the board.

Bogota D.C., February 19, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co